SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                SCHEDULE 13D
                                  (Rule 13d-101)

             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (Amendment No. 1)<FN1>

                       NEON Communications, Inc.
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                          (Name of Issuer)

                 Common Stock, $.01 par value per share
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                        (Title of Class of Securities)

                                   640  506  10 1
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                                (CUSIP Number)

Jeffrey C. Miller, Esq., Northeast Utilities Service Company,
107 Selden Street, Berlin, Connecticut 06037 (860) 665-3532
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 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                October 19, 2000
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 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13-d-
1(e), 13d-1(f) or 13d-1(g), check the following box        .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.


1  NAMES OF REPORTING PERSONS              Mode 1 Communications, Inc.

I.R.S. IDENTIFICATIN NO. OF ABOVE
PERSONS (ENTITIES ONLY)                               06-1455488

2 CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)     (b)X

3 SEC USE ONLY

4 SOURCE OF FUNDS
                                                       None

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDING
IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                    Connecticut

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER                            None  (Item 5)

8   SHARED VOTING POWER                       13,837,717 (Item 5)

9   SOLE DISPOSITIVE POWER                        None

10  SHARED DISPOSITIVE POWER                     4,774,038

11  AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON                13,837,717<FN2>

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11)                                           64.8 %

14  TYPE OF REPORTING PERSON
                                                    CO

CUSIP No. 640 506 10 1

1  NAMES OF REPORTING PERSONS                   NU Enterprises, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE
PERSONS (ENTITIES ONLY)                            06-1533877

2  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   (b)X

3  SEC USE ONLY

4  SOURCE OF FUNDS
                                                    None

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                  Connecticut

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER                          None  (Item 5)

8   SHARED VOTING POWER                       13,837,717 (Item 5)

9   SOLE DISPOSITIVE POWER                           None

10  SHARED DISPOSITIVE POWER
                                                  4,774,038

11  AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON                   13,837,717 <FN3>

12  CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11)                                          64.8 %

14  TYPE OF REPORTING PERSON                                 CO


CUSIP No. 640 506 10 1

1  NAMES OF REPORTING PERSONS                  Northeast Utilities

I.R.S. IDENTIFICATION NO. OF  ABOVE
PERSONS (ENTITIES ONLY)                                   04-2147929

2  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)    (b)X

3  SEC USE ONLY

4  SOURCE OF FUNDS
                                                None

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Massachusetts

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER                      None  (Item 5)

8   SHARED VOTING POWER                     13,837,717 (Item 5)

9   SOLE DISPOSITIVE POWER                      None

10  SHARED DISPOSITIVE POWER
                                                 4,774,038

11  AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON                  13,837,717 <FN3>

12   CHECK BOX IF THE AGGREGATE AMOUNT
 IN ROW (11) EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           64.8 %

14  TYPE OF REPORTING PERSON       OO

Item 1.  Security and Issuer.

(a) Class:
     Common Stock, par value $.01 per share

(b) Name  of Issuer:
      NEON Communications, Inc.

(c) Address of Issuer's Principal Executive Office:
     2200 West Park Drive, Westborough, Massachusetts 01851

Item 2.  Identity and Background.

(a) Name of Filing Person:

     Northeast Utilities (NU), on behalf of itself, its wholly owned subsidiary NU Enterprises, Inc. (NUEI), and Mode 1 Communications, Inc. (Mode
1), a wholly owned subsidiary of NUEI.

(b) Address of principal business and principal office:

      The principal business and principal office address of NU, NUEI and Mode 1 is 107 Selden Street, Berlin, Connecticut 06037.


(c) Principal Business:

      Public utility and other services.

(d), (e) None of NU, NUEI and Mode 1 has been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of NU, NUEI, and Mode 1 was a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

     NU is a Massachusetts voluntary trust. NUEI and Mode 1 are Connecticut corporations.

Trustees, Directors and Executive Officers of NU, NUEI, and Mode 1:

(a)  Name:
      Cotton M. Cleveland
(b)   Residence or Business Address:
      123 Main Street, P.O. Box 935, New London, NH 03257
(c)   Present Principal Occupation:
      President, Mather Associates

(a)   Name:
      Sanford Cloud, Jr.
(b)   Residence or Business Address:
      475 Park Avenue South, 19th Floor, New York, NY 10016
(c)   Present Principal Occupation:
      President and Chief Executive Officer,
      The National Conference for Community and Justice

(a)   Name:
      William F. Conway
(b)   Residence or Business Address:
      41588 North 107th Way, Scottsdale, AZ 85262
(c)   Present Principal Occupation:
      President, William F. Conway & Associates, Inc.

(a)   Name:
      E. Gail de Planque
(b)   Residence or Business Address:
      107 Selden Street, Berlin, CT 06037
(c)   Present Principal Occupation:
      President, Strategy Matters, Inc.

(a)   Name:
      John H. Forsgren
(b)   Residence or Business Address:
      107 Selden Street, Berlin, CT 06037
(c)   Present Principal Occupation:
      Executive Vice President and Chief Financial Officer,
      Northeast Utilities

(a)   Name:
      Raymond L. Golden
(b)   Residence or Business Address:
      107 Selden Street, Berlin, CT 06037
(c)   Present Principal Occupation:
      Independent Consultant

(a)   Name:
      Cheryl W. Grise
(b)   107 Selden Street, Berlin, CT 06037
(c)   Present Principal Occupation:
      Senior Vice President, Secretary and General Counsel,
      Northeast Utilities

(a)   Name:
      Elizabeth T. Kennan
(b)   Residence or Business Address:
      107 Selden Street, Berlin, CT 06037
(c)   Present Principal Occupation:
      President Emeritus of Mount Holyoke College

(a)   Name:
      Bruce D. Kenyon
(b)   Residence or Business Address:
      107 Selden Street, Berlin, CT 06037
(c)   Present Principal Occupation:
      President-Generation Group, Northeast Utilities

(a)   Name:
      Hugh C. MacKenzie
(b)   Residence or Business Address:
      107 Selden Street, Berlin, CT 06037
(c)   Present Principal Occupation:
      President-Retail Business Group, Northeast Utilities

(a)   Name:
       Michael G. Morris
(b)    Residence or Business Address:
       107 Selden Street, Berlin, CT 06037
(c)    Present Principal Occupation:
       Chairman of the Board, President and Chief Executive Officer, Northeast Utilities

(a)   Name:
      Emery G. Olcott
(b)   Residence or Business Address:
      800 Research Parkway, Meriden, CT 06450
(c)   Present Principal Occupation:
      Chairman, President and Chief Executive Officer,
      Packard BioScience Company

(a)   Name:
      William J. Pape II
(b)   Residence or Business Address:
      398 Meadow Street, P. O. Box 2090, Waterbury, CT 06722-0290
(c)   Present Principal Occupation:
      Publisher, Waterbury Republican-American

(a)   Name:
      Robert E. Patricelli
(b)   Residence or Business Address:
      22 Waterville Road, Avon, CT 06001
(c)   Present Principal Occupation:
      Chairman, President and Chief Executive Officer,
      Women's Health USA, Inc.

(a)   Name:
      Thomas W. Philbin
(b)   Residence or Business Address:
      24 Prime Parkway, Natick, MA 01760
(c)   Present Principal Occupation:
      President, HEC Inc.

(a)   Name:
      Frank P. Sabatino
(b)   Residence or Business Address:
      107 Selden Street, Berlin, CT 06037
(c)   Present Principal Occupation:
      Senior Vice President-Power Marketing, Select Energy, Inc.

(a)   William W. Schivley
(b)   Residence or Business Address:
      107 Selden Street, Berlin, CT 06037
(c)   Present Principal Occupation:
      President, Select Energy, Inc.

(a)   Gary D. Simon
(b)   Residence or Business Address:
      107 Selden Street, Berlin, CT 06037
(c)   Present Principal Occupation:
      Senior Vice President-Enterprise Development and Analysis,
      Northeast Utilities Service Company

(a)   Name:
      John F. Swope
(b)   Residence or Business Address:
      107 Selden Street, Berlin, CT 06037
(c)   Present Principal Occupation:
       Attorney

(a)   Lisa J. Thibdaue
(b)   Residence or Business Address:
      107 Selden Street, Berlin, CT 06037
(c)   Present Principal Occupation:
      Vice President-Rates, Regulatory Affairs and Compliance,
      Northeast Utilities Service Company

(a)   Name:
      John F. Turner
(b)   Residence or Business Address:
      1800 North Kent Street, Suite 1120, Arlington, VA 22209
(c)   Present Principal Occupation:
      President and Chief Executive Officer, The Conservation Fund

(d) , (e) To the best knowledge of NU, NUEI, and Mode 1, no trustee, director or officer of NU, NUEI, or Mode 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship:

Each of the trustees, officers and directors of NU, NUEI, and Mode 1 is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
          None.

Item 4.  Purpose of Transaction.
         See Item 6, below.

Item 5.  Interest in Securities of the Issuer.
(a) and (b). The following table sets forth the aggregate number of shares and percentages of the outstanding shares of Common Stock of NEON Communications, Inc. beneficially owned by Mode 1 and through Mode 1, by NU and NUEI, and by each executive officer, director and controlling person, if any, of Mode 1, NU and NUEI, and, with respect to the knowledge of Mode 1, NU and NUEI, each other party who may be deemed together with Mode 1 to constitute a group. Any of the aforementioned persons whose names do not appear in the table below do not beneficially own any shares of Common Stock of NEON Communications, Inc. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name.



                                     Number of shares          Percentage of
Name of Person           beneficially owned        outstanding shares

Mode 1
   Communications, Inc.       13,837,717*#@            64.8%

Exelon Ventures Corp.         9,381,916*               56.3%

Consolidated Edison
   Communications, Inc.        9,381,916*              56.3%

New England Business
Trust                                     9,229,839#                  43.2%

NUEI owns all of the issued and outstanding shares of Mode 1, and NU owns all of the issued and outstanding shares of NUEI. Therefore, NU and NUEI are indirect beneficial owners of all of the Shares owned by Mode 1. Pursuant to
Section 13(d)(3) under the Securities Exchange Act, Consolidated Edison Communications, Inc., Exelon Ventures Corp. and Mode 1 may be deemed to beneficially own the shares of Common Stock of NEON Communications, Inc. owned by the others as result of the limited agreement as to voting described in Item 6, below. Pursuant to Section 13(d)(3) under the Securities Exchange Act, New England Business Trust and Mode 1 may be deemed to beneficially own the shares of Common Stock of NEON Communications, Inc. owned by the others as result of the limited agreement as to voting described in Item 6, below.

Two directors of Mode 1 Communications, Inc. have legal or beneficial ownership of NEON Communications Common Stock, described as follows:

Gary D. Simon, has reported, as of December 31, 1999, that he owns options to purchase 5,462 shares.

John H. Forsgren, has reported, as of December 31, 1999, that he owns options to purchase 5,462 shares.

________________
*Shared voting power as to 9,381,916 shares for the limited purpose described in Item 6, below.

# Shared voting power as to 9,229,839 shares for the limited purpose described in Item 6, below.

@ Shared voting and dispositive power with NU and NUEI as to 4,774,038 shares owned by Mode 1.
________________


No person named in response to Item 2 has effected any transaction in the class of securities reported on during the past 60 days. To the knowledge of the reporting persons named herein, neither CECI nor Exelon has effected any transaction in the class of securities reported on during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.


Mode 1, Exelon Ventures Corp. ("Exelon"), Consolidated Edison Communications, Inc. ("CECI"; Mode 1, Exelon, and CECI being referred to each as a "Stockholder" and in the aggregate as "Stockholders") and NEON Communications, Inc. ("NEON Communications") are parties to a Stockholders' Agreement dated as of September 14, 2000 (the "September Stockholders' Agreement") under which the Stockholders agreed to vote all of the shares of Common Stock of NEON Communication owned by them or over which any of them had voting control, so as to fix the numbers of directors of NEON Communications at nine, to elect two directors designated by Mode 1 initially John H. Forsgren and Gary D. Simon, one director designated by Exelon Ventures Corp., initially Robert A. Shinn, and one member designated by CECI, initially Peter A. Rust. Each of the Stockholders also agreed not to vote to remove any director designated by any of the other Stockholders, except for bad faith or willful misconduct. Mode 1's right to designate two directors shall be reduced to one in the event its stock ownership is reduced below certain specified levels.

Each of the Stockholders also granted to the other Stockholders on a pro rata basis certain rights of first offer with respect to any transfers (including upon the occurrence of certain bankruptcy or insolvency events) of shares of Common Stock of NEON Communications owned by it, except for transfers of up to 160,000 shares within any rolling 12-month period, transfers to certain affiliated parties, and certain change in control transactions with respect to the ultimate parent of the Stockholder.

In addition, under a certain FiveCom, Inc. Principal Stockholders Agreement (the "CMP Agreement"), dated May 28, 1998 between NU and Central Maine Power Company ("CMP"), Mode 1 and NEON Communications have certain rights to acquire shares of NEON Communications owned by CMP and NEON Communications has certain rights to acquire its shares owned by Mode 1, in each case in the event of a third party offer and upon the occurrence of certain bankruptcy and insolvency events. Pursuant to the September Stockholders' Agreement, NEON Communications has granted to each of the Stockholders on a pro rata basis an option to acquire any shares of NEON Communications which NEON Communications has a right to acquire from CMP and to each of the Stockholders, other than Mode 1, on a pro rata basis an option to acquire any shares of NEON Communications which NEON Communications has a right to acquire from Mode 1. NEON Communications has agreed to exercise its rights under the CMP Agreement upon exercise of these rights by the Stockholders.

As of October 19, 2000, the CMP Agreement was amended by a First Amendment to Northeast Optic Network, Inc. Principal Stockholders Agreement. This amendment added Mode 1 and New England Business Trust, an indirect wholly-owned subsidiary of CMP, as parties to the CMP Agreement. The purpose of this amendment was to (i) allow the resale of shares held by the parties pursuant to Rule 144 under the Securities Act of 1933 and (ii) to agree among the parties as to voting of shares for directors. The amendment states that parties to the CMP Agreement agree to vote their shares so as to fix the number of directors of NEON Communication at nine (9), and to elect (i) two members designated by NU, initially John H. Forsgren and Gary D. Simon and
(ii) two members designated by NEBT, initially Michael McClain and Michael I. German. Each of the parties also agreed not to vote to remove any director designated by the other party, except for bad faith or willful misconduct. Each Party's right to designate two directors shall be reduced to one in the event its stock ownership is reduced below certain specified levels.


Item 7.  Material to be Filed as Exhibits.

Exhibit A: Stockholders' Agreement dated September 14, 2000*
Exhibit B: FiveCom, Inc. Principal Stockholders Agreement
Exhibit C: First Amendment to Northeast Optic Network, Inc.
     Principal Stockholders Agreement

* Previously filed
_________________
<FN1>   The  remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

<FN2> Includes 4,607,878 shares beneficially held by others who, together with Mode 1 Communications, Inc., may be held to constitute a group and 4,455,801 shares beneficially held by others who, together with Mode 1 Communications, Inc., may be held to constitute a group.

<FN3>  Includes 4,607,878 shares beneficially held by others who may be held to constitute a group of which subsidiary is a member and 4,455,801 shares beneficially held by others who may be held to constitute a group of which subsidiary is a member.


                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2000

                         /s/ Randy A. Shoop
                          Name: Randy A. Shoop
                          Title: Assistant Treasurer-Finance
                          of Northeast Utilities,
                          on behalf of itself and its subsidiaries,
                          NU Enterprises Inc. and Mode 1 Communications, Inc.